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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*






                                 UBIQUITEL INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.0005 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   903 474 302
                                 (CUSIP Number)


                                 AUGUST 13, 2001
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  / /      Rule 13d-1(b)

                  /X/      Rule 13d-1(c)

                  / /      Rule 13d-1(d)






-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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CUSIP No. 903 474 302                                    13G                                      Page 2 of 5 Pages
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
  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           THE PONDEROSA TELEPHONE CO.
           I.R.S. IDENTIFICATION NO. 94-141-7407

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  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)                            (a)  / /
                                                                                                          (b)  /X/

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  3.       SEC USE ONLY
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  4.       CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA

---------------------------------------- ------ --------------------------------------------------------------------
NUMBER OF SHARES                           5.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                               6,478,671
PERSON WITH
                                         ------ --------------------------------------------------------------------
                                           6.   SHARED VOTING POWER

                                                -0-

                                         ------ --------------------------------------------------------------------
                                           7.   SOLE DISPOSITIVE POWER

                                                6,478,671

                                         ------ --------------------------------------------------------------------
                                           8.   SHARED DISPOSITIVE POWER

                                                -0-

---------- ---------------------------------------------------------------------------------------------------------
  9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,478,671

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10.        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES (see Instructions)


---------- ---------------------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.0%

---------- ---------------------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON (see Instructions)

           CO
---------- ---------------------------------------------------------------------------------------------------------
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-------------------------         ---------------------------------------------
CUSIP No. 903 474 302      13G                               Page 3 of 5 Pages
-------------------------         ---------------------------------------------

Item 1(a).        Name of Issuer:

                  UBIQUITEL INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  ONE WEST ELM ST.
                  SUITE 400
                  CONSHOHOCKEN, PA 19428

Item 2(a).        Name of Person Filing:

                  THE PONDEROSA TELEPHONE CO.

Item 2(b).        Address of Principal Business Office or Residence:

                  P. O. BOX 21
                  O'NEALS, CA  93645

Item 2(c).        Citizenship:

                  CALIFORNIA

Item 2(d).        Title of Class of Securities:

                  COMMON STOCK, $0.0005 PAR VALUE PER SHARE

Item 2(e).        CUSIP Number:

                  903 474 302

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)    / /   Broker or dealer registered under Section 15 of the Act;

         (b)    / /   Bank as defined in Section 3(a)(6) of the Act;

         (c)    / /   Insurance Company as defined in Section 3(a)(19) of the
                      Act;

         (d)    / /   Investment Company registered under Section 8 of the
                      Investment Company Act of 1940;

         (e)    / /   An investment adviser in accordance with Sections
                      240.13d-1(b)(1)(ii)(E);

         (f)    / /   An employee benefit plan or endowment fund in accordance
                      with Sections 240.13d-1(b)(1)(ii)(F);

         (g)    / /   A parent holding company or control person in accordance
                      with Sections 240.13d-1(b)(1)(ii)(G);

         (h)    / /   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

         (i)    / /   A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of Investment
                      Company Act of 1940;

         (j)    / /   Group, in accordance with Sections 240.13d-1(b)(1)(ii)
                      (J).

                      NOT APPLICABLE.



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CUSIP No. 903 474 302      13G                               Page 4 of 5 Pages
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Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

                  (a)  AMOUNT BENEFICIALLY OWNED:  6,478,671

                  (b)  PERCENT OF CLASS:  8.0%

                  (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                       (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 6,478,671

                       (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE: -0-

                       (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                             OF: 6,478,671

                       (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: -0-

         INSTRUCTION. For computations regarding securities that represent a right to acquire an underlying security, see Sections 240.13d-3(d)(1).

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

         INSTRUCTION.  Dissolution of a group requires a response to this item.

                  NOT APPLICABLE.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  If a parent holding company has filed this schedule, pursuant to Sections 240.13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Sections 240.13d-1(c) or(d), attach an exhibit stating the identification of the relevant subsidiary.

                  NOT APPLICABLE.

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------------------------          ----------------------------------------------
CUSIP No. 903 474 302      13G                               Page 5 of 5 Pages
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Item 8.           Identification and Classification of Members of the Group.

                  If a group has filed this schedule pursuant to Sections 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Sections 240.13d-1(c) or (d), attach an exhibit stating the identification of each member of the group.

                  NOT APPLICABLE.

Item 9.           Notice of Dissolution of Group.

                  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                  NOT APPLICABLE.

Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and believe, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           August 21, 2001
                                      ------------------------------------------
                                      Date

                                           /s/ E.L. Silkwood
                                      ------------------------------------------
                                      Signature

                                           E.L. Silkwood, President
                                      ------------------------------------------
                                      Name/Title

                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties for whom copies are to be sent.

                  ATTENTION. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).